FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of December, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
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                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Executive Vice President
                                                General Manager of
                                                 Finance & Accounting Division

December 12, 2003


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                                                               December 12, 2003

                                                     Ricoh Company, Ltd.
                                                     15-5, Minami Aoyama 1-chome
                                                     Minato-ku, Tokyo 107-8544
                                                     Japan



                 Notice of Repurchase of Shares from the Market


We hereby inform you that Ricoh Co.,Ltd. (RICOH) repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code.

1. Purchase Period                 : November 12, 2003 through December 11, 2003
2. Number of shares repurchased    : 1,735,000 shares
3. Aggregate purchase price        : JPY 3,286,665,000
4. Method of repurchase            : Purchase on the Tokyo Stock Exchange

(Reference)
1) Matters resolved at the ordinary general meeting of shareholders held on June 26, 2003:
  - Type of shares to be repurchased           : Shares of common stock of RICOH
  - Aggregate number of shares to be repurchased : Up to 32,000,000 shares
  - Aggregate purchase price                     : Up to JPY 60,000,000,000
2) Cumulative total of shares repurchased through December 11, 2003
  - Aggregate number of shares repurchased       : 4,635,000 shares
  - Aggregate purchase price                     : JPY 9,278,593,000